U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

          NOTIFICATION OF LATE FILING        SEC FILE NUMBER:
                                              1-2782

               (Check One):                  CUSIP NUMBER:
                                              826 619

[ ] Form 10-K   [ ] Form 20-F    [ ] Form 11-K    [X] Form 10-Q and Form 10-QSB
[ ] Form N-SAR

     For Period Ended: April 3, 1999

     [ ]  Transition Report on Form 10-K
     [ ]  Transition  Report on Form 20-F
     [ ]  Transition  Report on Form 11-K
     [ ]  Transition Report on Form 10-Q
     [ ]  Transition Report on Form N-SAR
     For the Transition Period Ended: N/A

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Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

All of the Registrant's Annual Report on Form 10-K

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Part I- Registrant Information

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     Full Name of Registrant   Signal Apparel Company, Inc.
     Former Name if Applicable  N/A
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     Address of Principal Executive Office (Street and Number)
        34 Englehard Avenue
     City, State and Zip Code
        Avenel, New Jersey  07001

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Part II- Rules 12b-25 (b) and (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     |X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     |_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. N/A

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Part III- Narrative

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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10Q and Form 10-QSP, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

In connection with a strategic realignment of the Registrant's business, the Registrant's accounting and certain related administrative functions have been relocated from offices in Chattanooga, Tennessee to offices in Avenel, New Jersey. This has resulted in certain internal personnel disruptions, including the unexpected resignation of the Registrant's former Controller. The impact of these disruptions, which have particularly affected the Registrant's accounting and financial reporting functions, was exacerbated by the closing of three material transactions (requiring subsequent event footnotes to its annual financial statements) within less than 30 days prior to March 31, 1999. These factors delayed the filing of the Registrant's Annual Report on Form 10-K which, in turn, delayed the completion of the first quarter report. As a result, the Registrant has been unable to complete the preparation and filing of its Quarterly Report on Form 10-Q within 45 days after the end of its first fiscal quarter without unreasonable effort or expense.

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Part IV- Other Information

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(1) Name and telephone number of person to contact in regard to this notification:

Steven R. Barrett, Registrant's counsel        (423)               265-8881
         (Name)                             (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act or 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company's results of operations for the first quarter of fiscal 1999 will differ significantly from results for the first quarter of fiscal 1998 due to
(i) the disposition in the first quarter of 1999 of the Company's women's fashion knit business through the sale of its Heritage Sportswear Division and
(ii) the Company's acquisition in the first quarter of 1999 of substantially all of the assets and business of Tahiti Apparel, Inc. It is anticipated that the net effect of these transactions will be to increase net sales for the first quarter of 1999 by approximately $21.4 million as compared to the first quarter of 1998 and to decrease the Company's net loss by approximately $2.4 million.


                          Signal Apparel Company, Inc.
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                  (Name of Registrant as specified in charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date May 17, 1999


By   /s/ Robert J. Powell
     ---------------------------------------------
     Robert J. Powell
     Vice President, General Counsel and Secretary



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INSTRUCTIONS:  The form may be signed by an executive  officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by and authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to the electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss. 232.201 or ss. 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss. 232.13(b) of this chapter).